UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                                  BLUEFLY, INC.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   096227103
                       ---------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2003
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 45 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 2 of 45 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                       7        Sole Voting Power
 Number of                              48,188,318
  Shares
Beneficially           8        Shared Voting Power
 Owned By                               0
   Each
 Reporting             9        Sole Dispositive Power
   Person                               48,188,318
   With
                       10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                        89.4%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 3 of 45 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                       7        Sole Voting Power
 Number of                              48,188,318
  Shares
Beneficially           8        Shared Voting Power
 Owned By                               0
   Each
 Reporting             9        Sole Dispositive Power
   Person                               48,188,318
   With
                       10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                        89.4%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 4 of 45 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                       7        Sole Voting Power
 Number of                              48,188,318
  Shares
Beneficially           8        Shared Voting Power
 Owned By                               0
   Each
 Reporting             9        Sole Dispositive Power
   Person                               48,188,318
   With
                       10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                        89.4%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 5 of 45 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                       7        Sole Voting Power
 Number of                              48,188,318
  Shares
Beneficially           8        Shared Voting Power
 Owned By                               0
   Each
 Reporting             9        Sole Dispositive Power
   Person                               48,188,318
   With
                       10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                        89.4%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 6 of 45 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                       7        Sole Voting Power
 Number of                              1,576,833
  Shares
Beneficially           8        Shared Voting Power
 Owned By                               0
   Each
 Reporting             9        Sole Dispositive Power
   Person                               1,576,833
   With
                       10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,576,833

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                        12.7%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                          Page 7 of 45 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                       7        Sole Voting Power
 Number of                              49,765,151
  Shares
Beneficially           8        Shared Voting Power
 Owned By                               0
   Each
 Reporting             9        Sole Dispositive Power
   Person                               49,765,151
   With
                       10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        49,765,151

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                        89.9%

14       Type of Reporting Person (See Instructions)

                  IA

                                                             Page 8 of 45 Pages

          This Amendment No. 19 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 19 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 19 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer as described herein, whereby QIP and SFM Domestic Investments each purchased from the Issuer shares of preferred stock convertible into Shares, as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)       Quantum Industrial Partners LDC ("QIP");

          (ii)      QIH Management Investor, L.P. ("QIHMI");

          (iii)     QIH Management LLC ("QIH Management");

          (iv)      Soros Fund Management LLC ("SFM LLC");

          (v)       SFM Domestic  Investments LLC ("SFM Domestic  Investments");
                    and

          (vi)      Mr. George Soros ("Mr. Soros").

          This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.   Source and Amount of Funds or Other Consideration

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          QIP expended $968,300 of its working capital to purchase the securities reported herein as being acquired since March 19, 2003 (the date of the last filing on Schedule 13D). This number consists of $968,300 to purchase shares of the Issuer's Series E Convertible Preferred Stock, $.01 par value per share ("Series E Preferred Stock") pursuant to the Series E Preferred Stock Agreement dated as of May 21, 2003 between the Issuer, QIP and SFM Domestic Investments (the "Purchase Agreement"). SFM Domestic Investments expended $31,700 of its working capital to purchase the securities reported herein as being acquired since March 19, 2003 (the date of the last filing on Schedule
13D). This number consists of $31,700 to purchase shares of the Series E Preferred Stock pursuant to the Purchase Agreement.

Item 4.   Purpose of Transaction

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other

                                                             Page 9 of 45 Pages


purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

          According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended March 31, 2003, the number of Shares outstanding was 11,024,568 as of April 29, 2003.

        (A) (i) each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 48,188,318 Shares (approximately 89.4% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A) 5,287,082 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 26,503,095 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 1,274,078 Shares issuable upon the conversion of 968.3 Shares of Series C Preferred Stock held for the account of QIP, E) 9,092,525 Shares issuable upon the conversion of the 6,910.319 Shares of Series D Preferred Stock held for the account of QIP, F) 1,274,078 Shares issuable upon conversion of 968.3 shares of Series E Preferred Stock, and G) 950,537 Shares issuable upon the exercise of warrants held for the account of QIP.

        (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,576,833 Shares (approximately 12.7% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 172,995 Shares, B) 124,700 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 866,942 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 41,710 Shares currently issuable upon the conversion of 31.7 shares of Series C Preferred Stock held for its account, E) 297,669 Shares issuable upon the conversion of 226.229 shares of Series D Preferred Stock, F) 41,710 Shares issuable upon the conversion of 31.7 shares of Series E Preferred Stock, and G) 31,107 Shares issuable upon the exercise of warrants held for its account.

        (iii) Mr. Soros may be deemed the beneficial owner of 49,765,151 Shares (approximately 89.9% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of A) 48,188,318 Shares which may be deemed to be beneficially owned by QIP as described above, and B) 1,576,833 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

          (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 48,188,318 Shares which may be deemed to be beneficially owned by QIP as described above.

               (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,576,833 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

                                                             Page 10 of 45 Pages


               (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 49,765,151 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

          (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to the Shares since March 19, 2003 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Series E Preferred Stock Purchase Agreement
-------------------------------------------

          On May 21, 2003, the Issuer entered into the Purchase Agreement (a copy of which is incorporated by reference hereto as Exhibit TTT and is incorporated herein by reference in response to this Item 6) with QIP and SFM Domestic Investments. Pursuant to the terms of the Purchase Agreement, QIP purchased 968.3 shares of Series E Preferred Stock for an aggregate purchase price of $968,300 and SFM Domestic Investments purchased 31.7 shares of Series E Preferred Stock for an aggregate purchase price of $31,700.

          So long as any shares of Series E Preferred Stock are owned by QIP, SFM Domestic Investments or their respective affiliates, the Issuer has agreed not to take any action to approve or otherwise facilitate certain change of control transactions, including, but not limited to, a merger or consolidation of the Issuer resulting in a change of control or a sale of substantially all the assets of the Issuer, unless provision has been made for the holders of the Shares to receive in connection with such transaction an amount in cash equal to the greater of (i) $1,000 per share of Series E Preferred Stock plus any accrued and unpaid dividends and (ii) the amount that the holder of such Series E Preferred Stock would receive if it were to convert their share or shares of Series E Preferred Stock (without regard to any limitation on conversion and without actually requiring to be so converted) into Shares (the "Series E Liquidation Preference").

          The Issuer, QIP and SFM Domestic Investments amended the definition of "Registrable Securities" under the Investment Agreement (the "Investment Agreement"), dated November 13, 2000 (a copy of which was previously filed as Exhibit LL to Schedule 13D Amendment No. 7 and is incorporated

                                                             Page 11 of 45 Pages


herein by reference in response to this Item 6) in order that certain securities related to the Series E Preferred Stock were covered by the registration rights set forth in the Investment Agreement. The amended definition of "Registrable Securities" includes, along with any other securities already included in such definition, the Shares issuable upon conversion of the Series E Preferred Stock. The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the terms of the Investment Agreement.

          The Issuer has agreed to put forth proposals seeking stockholder approval of the conversion rights of the Series E Preferred Stock at the Company's next annual or special meeting of Shareholders. The Issuer has agreed to take all reasonable action to convene a meeting of the Issuer's stockholders on or before December 31, 2003.

          The foregoing descriptions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference in response to this Item 6.

Certificate  of  Powers,  Designations,  Preferences  and  Rights  of  Series  E
--------------------------------------------------------------------------------
Preferred Stock
---------------

          Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights of Series E Convertible Preferred Stock (the "Series E Preferred Certificate of Designations") (a copy of which is incorporated by reference hereto as Exhibit UUU and is incorporated herein by reference in response to this Item 6) filed by the Issuer with the Delaware Secretary of the State on May 20, 2003, the shares of Series E Preferred Stock are entitled to cumulative dividends at a rate of 12% per annum, compounding annually. The dividends are payable only upon a conversion of the Series E Preferred Stock into Shares, a liquidation, dissolution or winding up of the Issuer or a redemption of the Series E Preferred Stock. Series E Preferred Stockholders are entitled to a preference on a liquidation, dissolution or winding up of the Issuer in an amount per share equal to the Series E Liquidation Preference.

          Holders of Series E Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer's stockholders, voting as a single class with the holders of Shares, on an as-converted basis. Notwithstanding the foregoing, (i) holders of Series E Preferred Stock are not entitled to vote with respect to the approval of the conversion rights of the Series D Preferred Stock or the Series E Preferred Stock and (ii) until the Issuer's stockholders approve the conversion rights of the Series E Preferred Stock (to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time), no votes may be cast with respect to the then outstanding shares of Series E Preferred Stock. So long as at least 40% of the shares of Series E Preferred Stock remain outstanding, the Issuer may take the actions enumerated in Section 5.1 of the Series E Preferred Certificate of Designations only with the approval of a majority of the shares of Series E Preferred Stock, voting separately as a class. In addition, so long as any shares of Series E Preferred Stock are outstanding, the approval of the holders of at least 66-2/3% of such shares, voting separately as a class, must be obtained (i) to effect any transaction that would adversely affect the rights, preferences, powers and privileges of the shares of Series E Preferred Stock or
(ii) to merge or consolidate with another entity, sell all or substantially all of the Issuer's assets or enter into a transaction resulting in, or facilitating, a change of control.

                                                             Page 12 of 45 Pages


          Each share of Series E Preferred Stock is convertible, at the option of the holder thereof, into a number of fully paid and nonassessable Shares obtained by dividing (i) $1,000 by (ii) $0.76 (as adjusted, the "Series E Conversion Price"). The Series E Conversion Price may be adjusted upon the occurrence of certain events described in the Series E Preferred Certificate of Designations, including, but not limited to, the issuance by the Issuer of securities at a price per share (the "New Issue Price") less than the Series E Conversion Price in which case the Series E Conversion Price will be adjusted to equal the New Issue Price. Upon conversion, the accrued and unpaid dividends on each share of Series E Preferred Stock are paid, at the option of the Issuer, in cash or in Shares. Notwithstanding the foregoing, until the Issuer's stockholders approve the conversion rights of the Series E Preferred Stock, no share of Series E Preferred Stock may be converted into Shares. The Issuer agreed not to take any action which results in the adjustment of the Series E Conversion Price if the total number of Shares issued and issuable after such action upon conversion of the Series E Preferred Stock would exceed the total number of Shares then authorized to be outstanding by the Issuer's Certificate of Incorporaton.

          Holders of Series E Preferred Stock are entitled to certain preemptive rights in instances where the Issuer issues any Shares or securities convertible or exchangeable into Shares, subject to certain excluded issuances.

          Subject to the fulfillment of certain requirements, the Issuer may redeem for cash all the shares of Series E Preferred Stock at redemption prices equal to multiples of the Series E Conversion Price, as set forth in Section 7 of the Series E Preferred Certificate of Designations.

          The foregoing description of the Series E Preferred Certificate of Designations does not purport to be complete and is qualified in its entirety by the terms of the Series E Preferred Certificate of Designations, which is incorporated herein by reference in response to this Item 6.

Waiver  and  Consent  of the  Holders  of  Series A  Preferred  Stock,  Series B
--------------------------------------------------------------------------------
Preferred Stock, Series C Preferred Stock and Series D Preferred Stock
----------------------------------------------------------------------

          On May 21, 2003, QIP and SFM Domestic Investments, along with the other holders, if applicable, of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock executed the Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (the "Waiver and Consent") (a copy of which is incorporated by reference hereto as Exhibit VVV and incorporated herein by reference in response to this
Item 6). Pursuant to the Waiver and Consent, (i) the designation of the Series E Preferred Stock, its issuance and sale and the issuance of Shares upon conversion of the Series E Preferred Stock were approved in all respects; and
(ii) the preemptive rights of the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were waived with respect to the issuance and sale of the Series E Preferred Stock and the issuance of Shares upon conversion of the Series E Preferred Stock.

          The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by the terms of the Waiver and Consent, which is incorporated herein by reference in response to this Item 6.

                                                             Page 13 of 45 Pages


          Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

          The Exhibit Index is incorporated herein by reference.

                                                             Page 14 of 45 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 23, 2003                    QUANTUM INDUSTRIAL PARTNERS LDC

                                      By:   /s/  John F. Brown
                                            --------------------------
                                            John F. Brown
                                            Attorney-in-Fact

                                      QIH MANAGEMENT INVESTOR, L.P.

                                      By:   QIH Management LLC,
                                            its General Partner

                                      By:   Soros Private Funds Management LLC,
                                            its Managing Member

                                      By:   George Soros
                                            its Sole Member

                                      By:   /s/  John F. Brown
                                            --------------------------
                                            John F. Brown
                                            Attorney-in-Fact

                                      QIH MANAGEMENT LLC

                                      By:   Soros Private Funds Management LLC,
                                            its Managing Member

                                      By:   George Soros
                                            its Sole Member

                                      By:   /s/  John F. Brown
                                            --------------------------
                                            John F. Brown
                                            Attorney-in-Fact

                                      SOROS FUND MANAGEMENT LLC

                                      By:   /s/  John F. Brown
                                            --------------------------
                                            John F. Brown
                                            Assistant Counsel

                                      SFM DOMESTIC INVESTMENTS LLC

                                      By:   George Soros
                                            Its Managing Member

                                      By:   /s/  John F. Brown
                                            --------------------------
                                            John F. Brown
                                            Attorney-in-Fact

                                      GEORGE SOROS

                                      By:   /s/  John F. Brown
                                            --------------------------
                                            John F. Brown
                                            Attorney-in-Fact

                                                              Page 15 of 45 Page


                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

TTT.      Form of the  Series  E  Preferred Stock Purchase
          Agreement, dated as of May 21, 2003, by and
          between Bluefly, Inc. and the investors listed
          on Schedule I thereto.............................                  16

UUU.      Form of the  Certificate of Powers,  Designations,
          Preferences  and  Rights of  Series E  Convertible
          Preferred Stock of Bluefly, Inc...................                  29

VVV.      Form of the Waiver and  Consent of the  Holders of
          Series A  Convertible  Preferred  Stock,  Series B
          Convertible  Preferred Stock, Series C Convertible
          Preferred Stock and Series D Convertible Preferred
          Stock of Bluefly, Inc.............................                  43

                                                             Page 16 of 45 Pages


                                   EXHIBIT TTT


                   SERIES E PREFERRED STOCK PURCHASE AGREEMENT
                   -------------------------------------------


     THIS SERIES E PREFERRED STOCK PURCHASE AGREEMENT, dated as of May 21, 2003 (this "Agreement"), is entered into by and between BLUEFLY, INC., a Delaware corporation (the "Company"), and the investors listed on Schedule 1 hereto (each, an "Investor" and, collectively, the "Investors").

                                    RECITALS
                                    --------

     WHEREAS, the Company and the Investors are parties to that certain Series D Preferred Stock Purchase Agreement, dated as of March 12, 2003 (the "Series D Purchase Agreement");

     WHEREAS, pursuant to section 5.2 of the Series D Preferred Stock Purchase Agreement, the Investors agreed, subject to the terms and conditions contained therein, to provide the Company with up to $1,000,000 of additional financing during 2003 (the "Standby Commitment");

     WHEREAS, the Investors desire to purchase from the Company, and the Company desires to issue and sell to the Investors, 1,000 shares (the "Shares") of Series E Convertible Preferred Stock, par value $.01 per share (the "Series E Preferred Stock"), of the Company on the terms, and subject to the conditions, contained herein, and in full satisfaction of the Standby Commitment.

     NOW, THEREFORE, in consideration for the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    AGREEMENT
                                    ---------

                                   ARTICLE I
                          PURCHASE AND SALE OF SHARES
                          ---------------------------

     Subject to the terms and conditions hereof, the Company hereby issues and sells to the Investors, and each Investor hereby purchases from the Company, the number of Shares set forth opposite such Investor's name in Schedule 1, for a purchase price of one thousand dollars ($1,000) per Share, resulting in an aggregate purchase price for all Shares sold pursuant to the terms hereof of $1,000,000 (the "Purchase Price").

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                  ---------------------------------------------

     The Company represents and warrants to the Investors as follows:

     SECTION 2.1  Organization,  etc. The Company and its Subsidiary (as defined
                  -------------------
in Section 2.4(b)) have each been duly formed, and are each validly existing as a corporation in good standing under the laws of their respective States of incorporation, and are each qualified to do business as a foreign corporation in

                                                             Page 17 of 45 Pages


each jurisdiction in which the failure to be so qualified could reasonably be expected to have a material adverse effect on the assets, liabilities, condition (financial or other), business or results of operations of the Company and its Subsidiary taken as a whole (a "Material Adverse Effect"). The Company and its Subsidiary each have the requisite corporate power and authority to own, lease and operate their respective properties and to conduct their respective businesses as presently conducted. The Company has the requisite corporate power and authority to enter into, execute, deliver and perform all of its duties and obligations under this Agreement and to consummate the transactions contemplated hereby.

     SECTION 2.2 Authorization.  The execution, delivery and performance of this
                 -------------
Agreement and the issuance of the Shares have been duly authorized by all necessary corporate action on the part of the Company, including, without limitation, the due authorization by the affirmative votes of a majority of the disinterested directors of the Company's Board of Directors.

     SECTION 2.3 Validity; Enforceability. This Agreement has been duly executed
                 ------------------------
and delivered by the Company, and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

     SECTION 2.4  Capitalization.
                  --------------

          (a) As of the date hereof, the authorized capital stock of the Company consists of 92,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), and 25,000,000 shares of preferred stock, $0.01 par value per share, of which 500,000 shares have been designated Series A Convertible Preferred Stock, 9,000,000 shares have been designated Series B Convertible
Preferred  Stock,  3,500  shares  have  been  designated  Series  C  Convertible
Preferred  Stock,  7,150  shares  have  been  designated  Series  D  Convertible
Preferred Stock and 1,000 shares have been designated Series E Convertible Preferred Stock. Without giving effect to the transactions contemplated by this Agreement, the issued and outstanding capital stock of the Company consists of
(i) 11,024,568 Shares of Common Stock, (ii) 460,000 shares of Series A Convertible Preferred Stock, (iii) 8,889,414 shares of Series B Convertible Preferred Stock, (iv) 1,000 shares of Series C Convertible Preferred Stock and
(v) 7,136.548 Shares of Series D Convertible Preferred Stock. All such shares of the Company have been duly authorized and are fully paid and non-assessable. Except as set forth on Schedule 2.4 hereto or as otherwise contemplated by this Agreement, there are no outstanding options, warrants or other equity securities that are convertible into, or exercisable for, shares of the Company's capital stock.

          (b) The only Subsidiary of the Company is Clothesline Corporation. The Company owns all of the issued and outstanding capital stock of its Subsidiary, free and clear of all liens and encumbrances. All of such shares of capital stock are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws. There are no options, warrants, conversion privileges, subscription or purchase rights or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued, unauthorized or treasury shares of capital stock or other securities of, or any proprietary interest in, the Company's Subsidiary, and there is no outstanding security of any kind convertible into or exchangeable for such shares or proprietary interest. "Subsidiary" means, with respect to the Company, a corporation or other entity of which 50% or more of the voting power of the outstanding

                                                             Page 18 of 45 Pages


voting equity securities or 50% or more of the outstanding economic equity interest is held, directly or indirectly, by the Company.

     SECTION  2.5  Governmental  Consents.  The  execution  and  delivery by the
                   ----------------------
Company of this Agreement, and the performance by the Company of the transactions contemplated hereby, do not and will not require the Company to effectuate or obtain any registration with, consent or approval of, or notice to any federal, state or other governmental authority or regulatory body, other than periodic and other filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and listing applications and/or notifications to The Nasdaq SmallCap Market and The Boston Stock Exchange with respect to the issuance of the Shares and/or the shares of Common Stock issuable upon conversion of the Shares. The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing sentence of this
Section 2.5, the Company is relying on the representations and warranties made by the Investors in Section 3.4.

     SECTION 2.6 No Violation.  The execution and delivery of this Agreement and
                 ------------
the performance by the Company of the transactions  contemplated hereby will not
(i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of the Company, (ii) result in a default or breach of, or, except for the approval of the holders of the Company's Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock and the Series D Convertible Preferred Stock, require any consent, approval, authorization or permit of, or filing or notification to, any person, company or entity under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, factoring arrangement, license, agreement, lease or other instrument or obligation to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets may be bound or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to the Company or its Subsidiary, except, in the case of clause (ii) or (iii) above, any such event that could not reasonably be expected to have a Material Adverse Effect or materially impair the transactions contemplated hereby.

     SECTION 2.7 Issuance of Shares.  The Shares have been validly issued,  and,
                 ------------------
upon payment therefor, will be fully paid and non-assessable. The offering, issuance, sale and delivery of the Shares as contemplated by this Agreement are exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), are being made in compliance with all applicable federal and (except for any violation or non-compliance that could not reasonably be expected to have a Material Adverse Effect) state laws and regulations concerning the offer, issuance and sale of securities, and are not being issued in violation of any preemptive or other rights of any stockholder of the Company. The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing sentence of this Section 2.7, the Company is relying on the representations and warranties made by the Investors in Section 3.4.

     SECTION 2.8 Absence of Certain  Developments.  Since March 31, 2003,  there
                 --------------------------------
has not been any: (i) material adverse change in the condition, financial or otherwise, of the Company and its Subsidiary (taken as a whole) or in the assets, liabilities, properties or business of the Company and its Subsidiary (taken as a whole); (ii) declaration, setting aside or payment of any dividend or other distribution with respect to, or any direct or indirect redemption or acquisition of, any capital stock of the Company; (iii) waiver of any valuable right of the Company or its Subsidiary or cancellation of any material debt or claim held by the Company or its Subsidiary; (iv) material loss, destruction or damage to any property of the

                                                             Page 19 of 45 Pages


Company or its Subsidiary, whether or not insured; (v) acquisition or disposition of any material assets (or any contract or arrangement therefor) or any other material transaction by the Company or its Subsidiary otherwise than for fair value in the ordinary course of business consistent with past practice; or (vi) other agreement or understanding, whether in writing or otherwise, for the Company or its Subsidiary to take any action of the type, or any action that would result in an event of the type, specified in clauses (i) through (v).

     SECTION 2.9 Commission  Filings.  The Company has filed all required forms,
                 -------------------
reports and other documents with the Securities and Exchange Commission (the "Commission") for periods from and after January 1, 2002 (collectively, the "Commission Filings"), each of which has complied in all material respects with all applicable requirements of the Securities Act and/or the Exchange Act (as applicable). The Company has heretofore made available to the Investors all of the Commission Filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. As of their respective dates, the Commission Filings did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included or incorporated by reference in such Commission Filings have been prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP") (except as may be indicated in the notes thereto or, in the case of the unaudited consolidated statements, as permitted by Form 10-Q), complied as of their respective dates in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiary as of the dates thereof and the results of operations for the periods then ended (subject, in the case of any unaudited consolidated interim financial statements, to the absence of footnotes required by GAAP and normal year-end adjustments).

     SECTION  2.10  Brokers.  Neither  the  Company,  nor  any of its  officers,
                    -------
directors or employees, has employed any broker or finder, or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated hereby.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS
                 -----------------------------------------------

     Each Investor represents and warrants to the Company, severally but not jointly, as follows:

     SECTION 3.1  Organization,  etc.  Such Investor has been duly formed and is
                  -------------------
validly existing and in good standing under the laws of its jurisdiction of organization. Such Investor has the requisite organizational power and authority to enter into, execute, deliver and perform all of its duties and obligations under this Agreement and to consummate the transactions contemplated hereby.

     SECTION 3.2  Authority.  The  execution,  delivery and  performance of this
                  ---------
Agreement have been duly authorized by all necessary organizational or other action on the part of such Investor.

     SECTION 3.3 Validity; Enforceability. This Agreement has been duly executed
                 ------------------------
and delivered by such Investor, and constitutes the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as such enforceability may be limited by, or subject to,

                                                             Page 20 of 45 Pages


any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

     SECTION 3.4 Investment Representations.
                 --------------------------

          (a) Such Investor acknowledges that the offer and sale of the Shares to such Investor have not been registered under the Securities Act, or the securities laws of any state or regulatory body, are being offered and sold in reliance upon exemptions from the registration requirements of the Securities Act and such laws and may not be transferred or resold without registration under such laws unless an exemption is available. The certificates representing the Shares will be imprinted with a legend in substantially the following form:

          "THE OFFER AND SALE OF THE  SECURITIES  REPRESENTED  BY THIS
          CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT
          PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER SUCH ACT AND UNDER ANY APPLICABLE STATE SECURITIES LAWS UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND STATE SECURITIES LAWS IS AVAILABLE."

          (b) Such Investor is acquiring the Shares for investment, and not with a view to the resale or distribution thereof, and is acquiring such Shares for its own account.

          (c) Such Investor is an "accredited investor" (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act), is sophisticated in financial matters and is familiar with the business of the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Such Investor has had the opportunity to investigate on its own the Company's business, management and financial affairs and has had the opportunity to review the Company's operations and facilities and to ask questions and obtain whatever other information concerning the Company as such Investor has deemed relevant in making its investment decision.

          (d) Such Investor is in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. Neither such Investor, nor any of its principal owners, partners, members, directors or officers is included on: (i) the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions, based on U.S. foreign policy and national security goals; (ii) Executive Order 13224, which sets forth a list of individuals and groups with whom U.S. persons are prohibited from doing business because such persons have been identified as terrorists or persons who support terrorism or (iii) any other watch list issued by any governmental authority, including the Commission.

                                                             Page 21 of 45 Pages


          (e) No representations or warranties have been made to such Investor by the Company or any director, officer, employee, agent or affiliate of the Company, other than the representations and warranties of the Company set forth herein, and the decision of such Investor to purchase the Shares is based on the information contained herein, the Commission Filings and such Investor's own independent investigation of the Company.

     SECTION 3.5  Governmental  Consents.  The  execution  and  delivery by such
                  ----------------------
Investor of this Agreement, and the performance by such Investor of the transactions contemplated hereby, do not and will not require such Investor to effectuate or obtain any registration with, consent or approval of, or notice to any federal state or other governmental authority or regulatory body, except for the filing with the Commission of a Form 4 and an amendment to such Investor's
Schedule 13D under the Exchange Act with respect to its acquisition of the Shares.

     SECTION 3.6 No Violation.  The execution and delivery of this Agreement and
                 ------------
the performance by such Investor of the transactions contemplated hereby, will not (i) conflict with or result in a breach of any provision of the articles of incorporation, by-laws or similar organizational documents of such Investor or
(ii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to such Investor, except, in the case of clause (ii) above, any such violation that could not reasonably be expected to materially impair the transactions contemplated hereby.

     SECTION  3.7  Brokers.  Neither  such  Investor,  nor any of its  officers,
                   -------
directors or employees, has employed any broker or finder, or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated hereby.

                                   ARTICLE IV
                            SURVIVAL; INDEMNIFICATION
                            -------------------------

     SECTION 4.1  Survival.  The  representations  and  warranties  contained in
                  --------
Articles II and III hereof shall survive until the first anniversary of the date hereof.

     SECTION 4.2 Indemnification. Each party (including its officers, directors,
                 ---------------
employees, affiliates, agents, successors and assigns (each an "Indemnified Party")) shall be indemnified and held harmless by the other parties hereto (each an "Indemnifying Party") for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties
(including, without limitation, reasonable attorneys' fees and expenses) actually suffered or incurred by them (collectively, "Losses"), arising out of or resulting from the breach of any representation or warranty made by an Indemnifying Party contained in this Agreement. Notwithstanding the foregoing, the aggregate liability of any Investor under this Article IV shall in no event exceed fifty percent (50%) of the purchase price paid by such Investor for the Shares purchased by it and the aggregate liability of the Company under this
Article IV shall in no event exceed fifty percent (50%) of the purchase price paid by the Investors for the Shares, except that the Company's liability for a violation of any of the representations and warranties contained in the first two sentences of Section 2.7 may exceed such limitation, but shall in no event exceed one hundred percent (100%) of the purchase price paid by the Investors for the Shares.

     SECTION 4.3 Indemnification  Procedure.  The obligations and liabilities of
                 --------------------------
the Indemnifying Party under this Article IV with respect to Losses arising from claims of any third party that are subject to

                                                             Page 22 of 45 Pages


the indemnification provided for in this Article IV ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim promptly after the receipt by the Indemnified Party of such notice (which notice shall include the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IV except to the extent the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this
Article IV. Upon written notice to the Indemnified Party within five (5) days of the receipt of such notice, the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its or his expense and through counsel of its or his choice (which counsel shall be reasonably satisfactory to the Indemnified Party); provided, however, that, if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of counsel to the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its or his own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the expense of the Indemnifying Party. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to such Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses (including himself), records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party on behalf of the Indemnified Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld); provided, however, in the event that the Indemnified Party does not consent to any such settlement that would provide it with a full release from indemnified Loss and would not require it to take, or refrain from taking, any action, the Indemnifying Party's liability for indemnification shall not exceed the amount of such proposed settlement. The Indemnified Party will refrain from any act or omission that is inconsistent with the position taken by the Indemnifying Party in the defense of a Third Party Claim unless the Indemnified Party determines that such act or omission is reasonably necessary to protect its own interest.

                                   ARTICLE V
                                  MISCELLANEOUS
                                  -------------

     SECTION 5.1 Change of Control Provision. For so long as any of the Shares
                 ---------------------------
are owned by the Investors or their affiliates, the Company will not agree to, or take any action to approve or otherwise facilitate any, merger or consolidation or Change of Control (including granting approvals required under applicable anti-takeover statutes), unless provision has been made for the holders of the Shares to receive from the acquiror or any other person or entity (other than the Company) as a result of and in connection with the transaction an amount in cash equal to the aggregate liquidation preference for the Shares held by them, as set forth in the Certificate of Powers, Designations, Preferences and Rights of the Series E

                                                             Page 23 of 45 Pages


Preferred Stock. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.1 were not performed in accordance with their terms and the Investors shall be entitled to specific performance of the terms of this Section 5.1 in addition to any other remedies at law or in equity. For purposes of this Section 5.1: a "Change of Control" shall mean any of the following (i) any person or "group" (within the meaning of
Section 13(d)(3) of the Exchange Act) becoming the beneficial owner, directly or indirectly, of outstanding shares of Capital Stock of the Company entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast at a regular or special meeting, or by action by written consent, of the shareholders of the Company in the election of directors (the term "beneficial owner" shall be determined in accordance with Rule 13d-3 of the Exchange Act),
(ii) a  majority  of the Board of  Directors  of the  Company  shall  consist of
Persons other than Continuing Directors, (iii) a recapitalization, reorganization, merger, consolidation or similar transaction, in each case with respect to which all or substantially all the Persons who are the respective beneficial owners, directly or indirectly, of the outstanding shares of Capital Stock of the Company immediately prior to such recapitalization, reorganization, merger, consolidation or similar transaction, will own less than 50% of the combined voting power of the then outstanding shares of Capital Stock of the Company resulting from such recapitalization, reorganization, merger, consolidation or similar transaction, (iv) the sale or other disposition of all or substantially all the assets of the Company in one transaction or in a series of related transactions, (v) any transaction occurs (other than one described in
(iv) or (v))), the result of which is that the Common Stock is not required to be registered under Section 12 of the Exchange Act and in which the holders of Common Stock of the Company do not receive common stock of the Person surviving such transaction which is required to be registered under Section 12 of the Exchange Act, or (vi) immediately after any merger, consolidation, recapitalization or similar transaction, a "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than a group that includes the Investors and/or their affiliates, shall be the beneficial owners, directly or indirectly, of outstanding shares of Capital Stock of the Company (or any Person surviving such transaction) entitling them collectively to exercise 50% or more of the total voting power of shares of Capital Stock of the Company (or the surviving Person in such transaction) and in connection with or as a result of such transaction, the Company (or such surviving Person) shall have incurred or issued additional indebtedness such that the total indebtedness so incurred or issued equals at least 50% of the consideration payable in such transaction; "Capital Stock" shall mean, with respect to the Company, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, the Company's capital stock; and "Person" shall mean any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity; and "Continuing Directors" shall mean any member of the Board of Directors on the date hereof and any other member of the Board of Directors who shall be recommended or elected to succeed or become a Continuing Director by a majority of the Continuing Directors who are then members of the Board of Directors.

     SECTION 5.2  Registrable  Securities.  The shares of Common Stock  issuable
                  -----------------------
upon the conversion of the Shares (the "New Registrable Securities") shall be deemed "Registrable Securities" under the terms of the Investment Agreement by and among the Company, the Company's predecessor and the Investors, dated November 13, 2000 (the "Series B Investment Agreement") (subject to the provisions of Section 13.1(a) of the Series B Investment Agreement), and the parties hereto (who also constitute all of the parties to the Series B Investment Agreement) hereby amend the definition of "Registrable Securities" contained in the Series B Investment Agreement so that such definition includes the New Registrable Securities, along with any other securities already included within the definition thereof.

                                                             Page 24 of 45 Pages


     SECTION 5.3 Stockholder Approval.  The Company shall put forth proposals at
                 --------------------
its next annual or special meeting of stockholders seeking approval of the conversion rights of the Series E Preferred Stock. The Company shall take all reasonable action to convene a meeting of stockholders of the Company to be held on or before December 31, 2003 to approve the foregoing matters.

     SECTION 5.4  Publicity.  Except as may be required by applicable law or the
                  ---------
rules of any securities exchange or market on which securities of the Company are traded, no party hereto shall issue a press release or public announcement or otherwise make any disclosure concerning this Agreement and the transactions contemplated hereby, without prior approval of the others; provided, however, that nothing in this Agreement shall restrict the Company or any Investor from disclosing such information (a) that is already publicly available, (b) that may be required or appropriate in response to any summons or subpoena (provided that the disclosing party will use commercially reasonable efforts to notify the other parties in advance of such disclosure under this clause (b) so as to permit the non-disclosing parties to seek a protective order or otherwise contest such disclosure, and the disclosing party will use commercially reasonable efforts to cooperate, at the expense of the non-disclosing parties, in pursuing any such protective order) or (c) in connection with any litigation involving disputes as to the parties' respective rights and obligations hereunder.

     SECTION 5.5 Entire  Agreement.  This  Agreement and any other  agreement or
                 -----------------
instrument to be delivered expressly pursuant to the terms hereof constitute the entire Agreement between the parties hereto with respect to the subject matter hereof and supersede all previous negotiations, commitments and writings with respect to such subject matter.

     SECTION 5.6  Assignments;  Parties in Interest.  Neither this Agreement nor
                  ---------------------------------
any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein.

     SECTION  5.7  Amendments.  This  Agreement  may not be amended or  modified
                   ----------
except by an instrument in writing signed by, or on behalf of, the parties against whom such amendment or modification is sought to be enforced.

     SECTION  5.8  Descriptive  Headings.   The  descriptive  headings  of  this
                   ---------------------
Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

     SECTION 5.9 Notices and Addresses.  Any notice, demand, request, waiver, or
                 ---------------------
other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served or sent by facsimile; on the business day after notice is delivered to a courier or mailed by express mail, if sent by courier delivery service or express mail for next day delivery; and on the fifth business day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

                                                             Page 25 of 45 Pages


To Company:                  Bluefly, Inc.
                             42 West 39th Street, 9th Floor
                             New York, New York 10018
                             Fax:   (212) 840-1903
                             Attn:  Jonathan B. Morris

                             With a copy to:

                             Swidler Berlin Shereff Friedman, LLP
                             405 Lexington Avenue
                             New York, New York 10174
                             Fax:   (212) 891-9598
                             Attn:  Richard A. Goldberg, Esq.

To the Investors:            To the address set forth on Schedule 1.
                                                         ----------

     SECTION  5.10  Severability.  In the  event  that  any  provision  of  this
                    ------------
Agreement becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     SECTION  5.11  Governing  Law.  This  Agreement  shall be  governed  by and
                    --------------
construed in accordance with the internal laws of the State of New York, without regard to conflicts of law principles. The parties agree that the federal and state courts located in New York, New York shall have exclusive jurisdiction over any dispute involving this Agreement or the transactions contemplated hereby, and each party hereby irrevocably submits to the jurisdiction of, and waives any objection to the laying of venue in, such courts.

     SECTION 5.12  Counterparts;  Facsimile  Signatures.  This  Agreement may be
                   ------------------------------------
executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile, and a facsimile signature shall have the same force and effect as an original signature on this Agreement.

     SECTION 5.13 Expenses.  The Company shall reimburse the Investors for their
                  --------
reasonable legal fees and expenses incurred in connection with the negotiation of this Agreement and the transactions contemplated hereby. Except as provided above, all costs and expenses, including, without limitation, fees and disbursements of counsel, incurred in connection with the negotiation, execution and delivery of this Agreement and its related documents shall be paid by the party incurring such costs and expenses, whether or not the closing shall have occurred.

                                                             Page 26 of 45 Pages


IN WITNESS WHEREOF, this Agreement has been duly executed on the date first set forth above.

                                       BLUEFLY, INC.

                                       By:
                                               ---------------------------
                                       Name:
                                       Title:

                                       QUANTUM INDUSTRIAL PARTNERS LDC



                                       By:
                                               ---------------------------
                                       Name:
                                       Title:

                                       SFM DOMESTIC INVESTMENTS LLC



                                       By:
                                               ---------------------------
                                       Name:
                                       Title:

                                                             Page 27 of 45 Pages


                                   SCHEDULE 1

                         INVESTORS AND SHARE ALLOCATIONS



                                                            Aggregate Purchase
                                                            Price for Shares
Name and Address of Investor            Shares Purchased    Purchased

Quantum Industrial Partners LDC             968.3               $968,300
Kaya Flamboyan 9
Villemstad
Curacao
Netherlands-Antilles

with a copy to:

Soros Fund Management LLC
888 Fifth Avenue
New York, New York 10106
Facsimile:  (212) 664-0544
Attn:  John F. Brown, Esq.

SFM Domestic Investments LLC                 31.7                $31,700
c/o Soros Fund Management LLC
888 Fifth Avenue
New York, New York 10106
Facsimile:  (212) 664-0544
Attn:  John F. Brown, Esq.

                                 TOTAL      1,000             $1,000,000

                                                             Page 28 of 45 Pages


                                  SCHEDULE 2.4

                                 CAPITALIZATION
                                 --------------


     As of the date hereof, but without giving effect to the transactions contemplated by this Agreement, the following equity securities are outstanding and convertible into, or exercisable for shares of Common Stock:

     1. 460,000 shares of Series A Convertible Preferred Stock (the "Series A Stock") are issued and outstanding. The Series A Stock is convertible into 3,931,624 shares of Common Stock.

     2.   8,889,414 shares of Series B Convertible  Preferred Stock (the "Series
          B  Stock")  are  issued  and  outstanding.   The  Series  B  Stock  is
          convertible into 27,370,038 shares of Common Stock.

     3. Warrants to purchase an aggregate of 1,119,144 shares of Common Stock are issued and outstanding.

     4. Options issued to purchase 9,582,912 shares of Common Stock are issued and outstanding under the Company's 1997 Stock Option Plan, as amended, and 2000 Stock Option Plan, as amended.

     5. 1,000 shares of Series C Convertible Preferred Stock (the "Series C Stock") are issued and outstanding. The Series C Stock is convertible into 1,315,788 shares of Common Stock.

     6.   7,136.548 Shares of Series D Convertible  Preferred Stock (the "Series
          D  Stock")  are  issued  and  outstanding.   The  Series  D  Stock  is
          convertible into 9,390,194 shares of Common Stock.

                                                             Page 29 of 45 Pages


                               EXHIBIT UUU

                CERTIFICATE OF POWERS, DESIGNATIONS, PREFERENCES

                  AND RIGHTS OF SERIES E CONVERTIBLE PREFERRED

                             STOCK OF BLUEFLY, INC.

     BLUEFLY, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY THAT:

     Pursuant to authority conferred upon the Board of Directors of the Corporation (the "Board") by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and pursuant to the provisions of ss. 151 of the Delaware General Corporation Law (the "DGCL"), the Board, at a meeting held on April 25, 2003, duly adopted the following resolution providing for the voting powers, designations, preferences and rights, and the qualifications, limitations and restrictions, of the Series E Convertible Preferred Stock.

     WHEREAS, the Certificate of Incorporation provides for two classes of shares known as common stock, $0.01 par value per share (the "Common Stock"), and preferred stock, $0.01 par value per share (the "Preferred Stock"); and

     WHEREAS, the Board is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in one or more series, and by filing a certificate pursuant to the DGCL, to establish from time to time the number of shares to be included in any such series and to fix the voting powers, designations, preferences and rights of the shares of any such series, and the qualifications, limitations and restrictions thereof.

     NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series E Convertible Preferred Stock and fixes and determines the voting powers, designations, preferences and rights, and the qualifications, limitations and restrictions relating to the Series E Convertible Preferred Stock as follows:

1.  Designation/Ranking.  There shall hereby be created and established a series
    -------------------
of Preferred Stock, and the shares of such series of Preferred Stock shall be designated "Series E Convertible Preferred Stock" (referred to herein as the "Series E Convertible Preferred Stock"). The Series E Convertible Preferred Stock shall rank pari passu with the Corporation's Series A Convertible Preferred Stock, $.01 par value per share (the "Series A Convertible Preferred Stock"), the Corporation's Series B Convertible Preferred Stock, $.01 par value per share (the "Series B Convertible Preferred Stock"), the Corporation's Series C Convertible Preferred Stock, $.01 per value per share (the "Series C Convertible Preferred Stock"), and the Corporation's Series D Convertible Preferred Stock, $.01 par value per share (the "Series D Convertible Preferred Stock," and, together with the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock, the "Convertible Preferred Stock") and senior to the Corporation's Common Stock and all other Preferred Stock of the Corporation ranking junior to the Convertible Preferred Stock, with respect to the payment of distributions on liquidation, dissolution or winding up of the Corporation and with respect to the payment of dividends.

                                                             Page 30 of 45 Pages


2. Authorized Number. The number of shares constituting the Series E Convertible
   -----------------
Preferred Stock shall be one thousand (1,000) shares.

3. Dividends.
   ---------

     3.1 The holders of the Series E Convertible Preferred Stock shall be entitled to receive, out of funds legally available for such purpose, dividends which shall accrue at the rate of twelve percent (12%) per annum of the Series E Face Value (as defined in Section 4.1 hereof) of such stock and shall compound annually, payable only upon: (i) the conversion of the Series E Convertible Preferred Stock pursuant to Section 6 hereof; (ii) Liquidation (as defined in
Section 4.1 hereof) of the Corporation under Section 4 hereof; or (iii) a redemption of the Series E Convertible Preferred Stock under Section 7 hereof. Except in connection with a Series E Liquidation Payment (as defined in Section
4.1  hereof)  made under  Section 4 hereof or a  redemption  payment  made under
Section 7 hereof (which in each case shall require payment in cash), the Corporation, in its sole discretion (as determined by a vote of the uninterested directors of the Corporation), may elect to pay such dividends in shares of Common Stock, in which case such Common Stock dividends shall be equal to the number of shares of Common Stock obtained by dividing the cash value of such dividend by the Series E Conversion Price.

     3.2 Dividends on each share of Series E Convertible Preferred Stock shall be cumulative and shall accrue from the date of issuance of such share of Series E Convertible Preferred Stock. The date on which the Corporation initially issues any share of Series E Convertible Preferred Stock shall be its "Issue Date," regardless of the number of times transfer of such shares is made on the stock records maintained by or for the Corporation and regardless of the number of certificates that may be issued to evidence such share.

     3.3 In addition to the right to receive dividends pursuant to Section 3.1 above, each holder of a share of Series E Convertible Preferred Stock shall have the right, at any time after the Issue Date, if the Board of Directors of the Corporation shall declare a dividend or make any other distribution (including, without limitation, in cash or other property or assets, but excluding any stock split effected as a stock dividend), to holders of shares of Common Stock, to receive, out of funds legally available therefor, a dividend or distribution in an amount equal to the amount of such dividend or distribution receivable by a holder of the number of shares of Common Stock into which such share of Series E Convertible Preferred Stock is convertible on the record date for such dividend or distribution. Any such amount shall be paid to the holders of shares of Series E Convertible Preferred Stock at the same time such dividend or distribution is made to the holders of Common Stock.

4. Liquidation
   -----------

     4.1 Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), each holder shall be paid for each share of Series E Convertible Preferred Stock held by it, before any distribution or payment is made upon any stock ranking junior to the Series E Convertible Preferred Stock, an amount equal to the greater of: (i) $1,000 per share (the "Series E Face Value") plus, in the case of each share, an amount equal to all accrued but unpaid dividends thereon, through the date payment thereof is made and (ii) the amount that the holder of such share of Series E Convertible Preferred Stock would receive if it were to convert (without regard to any limitation or restriction on conversion and without actually requiring such share to be so converted) such share of Series E Convertible Preferred Stock into share(s) of Common Stock immediately prior to such Liquidation. The holders of Series E Convertible Preferred Stock shall not be entitled to any further

                                                             Page 31 of 45 Pages


payment. The amount payable pursuant to the first sentence of this Section 4.1 with respect to one share of Series E Convertible Preferred Stock is sometimes referred to as the "Series E Liquidation Payment" (and, together with the Series A Liquidation Payment (as defined in the Certificate of Incorporation), the Series B Liquidation Payment (as defined in the Certificate of Incorporation), any amounts payable upon a Liquidation with respect to one share of Series C Convertible Preferred Stock and any amounts payable upon a Liquidation with respect to one share of Series D Convertible Preferred Stock, the "Liquidation Payment"), and the amounts so payable with respect to all shares of Series E Convertible Preferred Stock are sometimes referred to as the "Series E Liquidation Payments" (and, together with the Series A Liquidation Payments (as defined in the Certificate of Incorporation), the Series B Liquidation Payments (as defined in the Certificate of Incorporation), the amounts so payable with respect to all shares of Series C Convertible Preferred Stock and the amounts so payable with respect to all shares of Series D Convertible Preferred Stock, the "Liquidation Payments").

     4.2 If upon such Liquidation, the assets to be distributed among the holders of Convertible Preferred Stock shall be insufficient to permit payment to the holders of Convertible Preferred Stock of the Liquidation Payments, then the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of Convertible Preferred Stock. Upon any such Liquidation after the holders of Convertible Preferred Stock shall have been paid in full the Liquidation Payments to which they shall be entitled, the remaining net assets of the Corporation may be distributed to the holders of securities ranking junior to the Convertible Preferred Stock.

     4.3 Written notice of such Liquidation stating a payment date, the amount of the Series E Liquidation Payments and the place where said Series E Liquidation Payments shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, not less than 10 days prior to the payment date stated therein, to the holders of record of Series E Convertible Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation.

     4.4 The Series E Convertible Preferred Stock shall, with respect to distribution of assets and rights upon Liquidation, rank senior to each class or series of capital stock of the Corporation hereafter created which does not expressly provide that it ranks on parity with or is senior to the Series E Convertible Preferred Stock with respect to distribution of assets and rights upon the liquidation, dissolution or winding up of the Corporation.

5. Voting Rights.
   -------------

     5.1 In addition to any other vote required by law, this Certificate or the Certificate of Incorporation, so long as at least 40% of the shares of Series E Convertible Preferred Stock issued on the Issue Date remain outstanding, the Corporation may take the following actions only with the approval of the holders of a majority of the shares of Series E Convertible Preferred Stock voting separately as a class:

        (i)     liquidate the Corporation or acquire another business entity;

        (ii) create a joint venture, partnership or one or more non-wholly owned subsidiaries requiring an investment in cash or kind of more than $500,000;

                                                             Page 32 of 45 Pages


        (iii) sell Corporation assets, which individually or in the aggregate exceed $2,000,000;

        (iv) incur indebtedness in excess of $1,000,000 or impose a lien against or encumber assets of the Corporation in excess of $1,000,000 (other than a financing secured by inventory or a financing required in connection with the optional redemption of the Series E Convertible Preferred Stock in accordance with
                Section 7 hereof);

        (v) enter into or amend any contract not contemplated by an approved budget or in excess of $250,000 in any one year or $1 million over the life of the contract in the aggregate;

        (vi) issue or sell securities of the Corporation (excluding securities issuable upon exercise of options authorized for issuance under the stock option or employee incentive plans existing on the date of the filing of this Certificate with the Secretary of State of the State of Delaware or as a result of the conversion of the Convertible Preferred Stock or any notes and warrants of the Corporation outstanding as of the date of the filing of this Certificate with the Secretary of State of the State of Delaware);

        (vii) declare dividends, repurchase or redeem securities of the Corporation or debt, except to the extent such debt is due in accordance with its terms and except for dividends, repurchases or redemption applicable to the Convertible Preferred Stock or any notes of the Corporation outstanding as of the effective date of this Certificate;

        (viii)  make  capital   expenditures   in  excess  of  110%  of  capital
                expenditures set forth in the annual budget;

        (ix) grant registration rights or register securities under the Securities Act of 1933, as amended, except pursuant to any registration rights agreement of the Corporation outstanding as of the effective date of this Certificate or registrations on Form S-8 or similar forms;

        (x)     enter into any contract with an affiliate;

        (xi)    amend the Corporation's Certificate of Incorporation or Bylaws;

        (xii) increase or decrease the number of members of the Corporation's Board of Directors or the voting rights of directors;

        (xiii)  change the Corporation's independent public accountants;

        (xiv) approve the annual budget, and any changes to the business plan and five year budget and any successor thereto;

                                                             Page 33 of 45 Pages


        (xv) adopt or amend employment contracts with Corporation officers and senior executive managers with authority equivalent to that of Executive Vice Presidents; or

        (xvi) amend or alter the Series E Preferred Stock Purchase Agreement, dated as of the date hereof, by and among the Corporation and the initial holders of the Series E Convertible Preferred Stock (the "Series E Purchase Agreement").

     5.2 Notwithstanding anything set forth herein, with the exception of any action duly approved by the holders of Series E Convertible Preferred Stock pursuant to Section 5.1 above, at any time when any shares of Series E Convertible Preferred Stock are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law, this Certificate or the Certificate of Incorporation, and in addition to any other vote required by law, this Certificate or the Certificate of Incorporation, without the approval of the holders of at least two-thirds (66 2/3%) of the then outstanding shares of Series E Convertible Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a series, the Corporation will not (i) effect any transaction or other action that would adversely affect the rights, preferences, powers (including voting powers) and privileges of the Series E Convertible Preferred Stock or (ii) merge or consolidate with another person or entity, sell all or substantially all of the assets of the Corporation or enter into a transaction which results in or take any action which facilitates a Change of Control (as defined in the Certificate of Incorporation).

     5.3 Holders of Series E Convertible Preferred Stock shall be entitled to notice of any stockholders' meeting. Except as otherwise required by law, at any annual or special meeting of the Corporation's stockholders, or in connection with any written consent in lieu of any such meeting, the holders of each outstanding share of Series E Convertible Preferred Stock shall be entitled to cast, in respect of such share, the number of votes equal to the number of full shares of Common Stock into which such share of Series E Convertible Preferred Stock is then convertible (calculated by rounding any fractional share up to the nearest whole number) on the date for determination of stockholders entitled to vote at the meeting. Notwithstanding the foregoing, (a) holders of the Series E Convertible Preferred Stock shall not be entitled to cast, in respect of such shares, any votes with respect to the approval of the conversion rights of the Series D Convertible Preferred Stock or the Series E Convertible Preferred Stock and (b) until such time as the Corporation's stockholders approve the conversion rights of the Series E Convertible Preferred Stock, to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time, no votes may be cast with respect to the then outstanding shares of Series E Convertible Preferred Stock. Except as set forth herein or otherwise required by law, the Series E Convertible Preferred Stock and the Common Stock shall vote together as a single class on each matter submitted to the stockholders, and not by separate class or series.

6. Conversions.  The holders of shares of Series E Convertible  Preferred Stock
   -----------
shall have the following conversion rights.

     6.1 Right to Convert.  Subject to the terms and  conditions of this Section
         ----------------
6.1, the holder of any share or shares of Series E Convertible Preferred Stock shall have the right, at its option at any time and from time to time, to convert any such shares (or fractions thereof) of Series E Convertible Preferred Stock (except that upon any Liquidation, the right of conversion shall terminate at the close of business on the business day immediately preceding the date fixed for payment of the amount distributable on the

                                                             Page 34 of 45 Pages


Series E Convertible Preferred Stock) into such number of fully paid and nonassessable shares of Common Stock as is obtained by (x) multiplying the number of shares of Series E Convertible Preferred Stock to be so converted by the Series E Face Value and (y) dividing the result by the Series E Conversion Price (as defined below) applicable to such share, determined as provided below, in effect on the date the certificate is surrendered for conversion; plus, at the Company's option (as determined by a vote of the uninterested directors of the Corporation), either a number of shares of Common Stock (valued at the Series E Conversion Price), or an amount in cash, as the case may be, equal to any accrued but unpaid dividends on the shares of Series E Convertible Preferred Stock so converted.

     The initial Series E Conversion Price per share for shares of Series E Convertible Preferred Stock shall be $0.76 per share, as adjusted pursuant to the further provisions of this Section 6 (such price as last adjusted, being referred to as the "Series E Conversion Price"). Such rights of conversion shall be exercised by the holder thereof by giving written notice that the holder elects to convert a stated number of shares of Series E Convertible Preferred Stock into Common Stock and by surrender of a certificate or certificates for the shares to be so converted to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Series E Convertible Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with address) in which the certificate or certificates for shares of Common Stock shall be issued.

     6.2 Issuance of Certificates;  Time Conversion Effected. Promptly after the
         ---------------------------------------------------
surrender of the certificate or certificates for the shares of Series E Convertible Preferred Stock to be converted as set forth above, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holders, registered in such name or names as such holders may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series E Convertible Preferred Stock.

     6.3 Fractional Shares;  Partial Conversion.  No fractional shares of Common
         --------------------------------------
Stock shall be issued upon conversion of Series E Convertible Preferred Stock into Common Stock. If any fractional share of Common Stock would, except for the provisions of the first sentence of this Section 6.3, be delivered upon such conversion, the Corporation, in lieu of delivering such fractional share, shall pay to the holder surrendering the Series E Convertible Preferred Stock for conversion an amount in cash equal to the current market price of such fractional share as determined in good faith by the Board of Directors of the Corporation.

     6.4  Anti-Dilution  Adjustments.  The Series E  Conversion  Price  shall be
          --------------------------
subject to adjustment as follows if any of the events listed below occur after the Issue Date but, with respect to a share of Series E Convertible Preferred Stock, prior to the conversion of such share of Series E Convertible Preferred Stock into Common Stock.

        (i) In case the Corporation shall (x) pay a dividend or make a distribution on its Common Stock in shares of its Common Stock,
                (y) subdivide or reclassify its outstanding Common Stock into a greater number of shares, or (z) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Series E Conversion Price in effect immediately prior to such event shall be adjusted so that the holder of any share of the Series E Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which it would have owned or have been

                                                             Page 35 of 45 Pages


                entitled to receive after the happening of such event had the share of such Series E Convertible Preferred Stock been converted immediately prior to the happening of such event. An adjustment made pursuant to this paragraph shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective on the effective date in the case of subdivision, combination or reclassification. If any dividend or distribution is not paid or made, the Series E Conversion Price then in effect shall be appropriately readjusted.

        (ii) In case the Corporation shall pay, issue or distribute to its holders of capital stock any shares of capital stock of the Corporation or evidences of indebtedness or cash or other assets (excluding (w) regular cash dividends payable out of earnings in the ordinary course and distributed ratably to the holders of Convertible Preferred Stock, (x) distributions paid from retained earnings of the Corporation and distributed ratably to the holders of Convertible Preferred Stock, (y) dividends or distributions referred to in clause (i) above and (z) dividends or distributions paid or made to holders of shares of Convertible Preferred Stock in the manner provided in Section 3 above) or rights, options or warrants to subscribe for or purchase any of its securities then, in each such case, the
                Series E Conversion Price shall be adjusted so that it shall equal the price determined by multiplying the Series E Conversion Price in effect immediately prior to the date of the distribution by a fraction the numerator of which shall be the Series E Conversion Price less the then fair market value (as determined by the Board of Directors, whose determination, if made in good faith, shall be conclusive) of the portion of the capital stock, cash or assets or evidences of indebtedness so distributed, or of the subscription rights, options or warrants so distributed or of such convertible or exchangeable securities, with respect to one share of Common Stock, and the denominator of which shall be the Series E Conversion Price in effect immediately prior to the date of the distribution. Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactive to the record date for the determination of stockholders entitled to receive such distribution. If any such distribution is not made or if any or all of such rights, options or warrants expire or terminate without having been exercised, the Series E Conversion Price then in effect shall be appropriately readjusted.

        (iii) Whenever the Series E Conversion Price is adjusted as herein provided or as provided in Section 6.5(a), the Corporation shall promptly file with the conversion agent (or, if there is no conversion agent, the secretary of the Corporation) an officer's certificate setting forth such Series E Conversion Price after the adjustment and setting forth a brief statement of the facts requiring the adjustment, which certificate shall be conclusive evidence of the correctness of the adjustment. Promptly after delivery of the certificate, the Corporation shall prepare a notice of the adjustment of such Series E Conversion Price setting forth such Series E Conversion Price and the date on which the adjustment becomes effective and shall mail the notice of such adjustment of the Series E Conversion Price (together with a copy of the officer's certificate setting forth the facts

                                                             Page 36 of 45 Pages


                requiring such adjustment) to the holder of each share of the Series E Convertible Preferred Stock at such holder's last address as shown on the stock books of the Corporation.

        (iv) For the purpose of any computation under any provision relating to the Series E Convertible Preferred Stock, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of Common Stock for the 30 consecutive trading days immediately preceding such date. If on any such date the shares of Common Stock are not listed or admitted for trading on any national securities exchange or quoted by NASDAQ or a similar service, the Current Market Price for the Common Stock shall be the fair market value of the Common Stock on such date as determined in good faith by the Board of Directors of the Corporation.

     6.5 Additional Adjustment.
         ---------------------

          (a) In case the Corporation shall (i) sell or issue shares of its Common Stock, (ii) issue rights, options or warrants to subscribe for or purchase shares of Common Stock or (iii) issue or sell other rights for the purchase of shares of Common Stock or securities convertible into or exchangeable into shares of Common Stock, in the case of one or more of the events described in the immediately preceding clauses (i), (ii) and (iii) (excluding those issuances referred to in Section 6.5(b) hereof (collectively, the "Securities"), at a price per share (the "New Issue Price") less than the Series E Conversion Price, then in each such case the Series E Conversion Price in effect immediately prior to the issuance of such Securities shall be adjusted to equal the New Issue Price. The adjustment provided for in this Section 6.5(a) shall be made successively whenever any Securities are issued (provided, however, that no further adjustments in the Series E Conversion Price shall be made upon the subsequent exercise, conversion or exchange, as applicable of such Securities pursuant to the original terms of such Securities) and shall become effective immediately after such issuance. In determining whether any Securities entitle the holders of the Common Stock to subscribe for or purchase shares of Common Stock at less than the Series E Conversion Price, and in determining the New Issue Price of the shares of Common Stock so offered, there shall be taken into account any consideration received by the Corporation for such Securities, any consideration required to be paid upon the exercise, conversion or exchange, as applicable, of such Securities and the value of all such consideration (if other than cash) shall be determined in good faith by the Board of Directors of the Corporation.

          (b) Notwithstanding the foregoing, the provisions of Section 6.5(a) shall not apply to the issuance of: (x) any equity securities issued at then fair market value pursuant to the Corporation's employee option or stock incentive plans approved by the Board of Directors of the Corporation on or prior to the date of the filing of this Certificate with the Secretary of State of the State of Delaware or (y) any equity securities issued at then fair market value as consideration for services of non-employee third parties provided to the Corporation (in an aggregate amount not to exceed 100,000 shares of Common Stock in any fiscal year (as such number may be adjusted to reflect stock splits, combinations and the like)).

     6.6 Reorganization,  Recapitalization or  Reclassification.  If any capital
         ------------------------------------------------------
reorganization, recapitalization or reclassification of the capital stock of the Corporation (other than a merger or consolidation of the Corporation in which the Corporation is the surviving corporation and which does not result in a reclassification or change of outstanding shares of Common Stock) or a merger or

                                                             Page 37 of 45 Pages


consolidation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets (other than cash dividends payable out of earnings or surplus in the ordinary course of business) with respect to or in exchange for Common Stock, then, as a condition of such reorganization, recapitalization or reclassification, lawful and adequate provisions shall be made whereby each holder of a share or shares of Series E Convertible Preferred Stock shall thereupon have the right to receive upon conversion of such share or shares of Series E Convertible Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore receivable upon the conversion of such share or shares of Series E Convertible Preferred Stock, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such conversion had such reorganization or reclassification not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Series E Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights.

     6.7 Other Notice. In case at any time:
         ------------

        (i) the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

        (ii) the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

        (iii) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a consolidation or merger of the Corporation with or into another entity or entities, or a sale, lease, abandonment, transfer or other disposition of all or substantially all its assets; or

        (iv) there shall be a voluntary or involuntary dissolution or winding up of the Corporation;

          then, in any one or more of said cases, the Corporation shall give, by delivery in person, certified or registered mail, return receipt requested, telecopier or telex, addressed to each holder of any shares of Series E Convertible Preferred Stock at the address of such holder as shown on the books of the Corporation, (i) at least 10 days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, disposition, dissolution or winding up and (ii) in the case of any such reorganization, reclassification, consolidation, merger, disposition, dissolution or winding up, at least 10 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto and such notice in accordance with the foregoing clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution or winding up, as the case may be.

                                                             Page 38 of 45 Pages


         6.8 Limitation on Conversion Rights Pending Stockholder Approval; Stock
             -------------------------------------------------------------------
to be Reserved. Notwithstanding anything in this Certificate to the contrary, no
--------------

share of Series E Convertible Preferred Stock may be converted into Common Stock until such time as the Corporation's stockholders approve the conversion rights contained in this Section 6 to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time. The Corporation will, at all times, reserve and keep available out of its authorized shares of Common Stock, solely for the purpose of issuance upon the conversion of the Series E Convertible Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series E Convertible Preferred Stock (the number of shares to be so reserved to be measured without giving effect to the first sentence of this Section 6.8). The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly authorized, validly issued, fully paid and nonassessable by the Corporation and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the Series E Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange or quotation system upon which the Common Stock may be listed. The Corporation will not take any action which results in any adjustment of the Series E Conversion Price if the total number of shares of Common Stock issued and issuable after such action upon conversion of the Series E Convertible Preferred Stock would exceed the total number of shares of Common Stock then authorized by the Certificate of Incorporation.

     6.9 Reissuance of Preferred Stock. Shares of Series E Convertible Preferred
         -----------------------------
Stock that have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged or converted, shall not be reissued as shares of Series E Convertible Preferred Stock and shall (upon compliance with any applicable provisions of the General Corporation Law of the State of Delaware) have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Corporation other than Series E Convertible Preferred Stock.

     6.10 Issue Tax.  The  issuance of  certificates  for shares of Common Stock
          ---------
upon conversion of Series E Convertible Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series E Convertible Preferred Stock which is being converted.

     6.11 Closing of Books.  The Corporation  will at no time close its transfer
          ----------------
books against the transfer of any Series E Convertible Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series E Convertible Preferred Stock in any manner which interferes with the timely conversion of such Series E Convertible Preferred Stock, except as may otherwise be required to comply with applicable laws.

     6.12 Minimum  Adjustment.  No  reduction  of the Series E Conversion  Price
          -------------------
shall be made if the amount of any such reduction would be an amount less than $.025, but any such amount shall be carried forward and reduction with respect thereof shall be made at the time of and together with any

                                                             Page 39 of 45 Pages


subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $.025 or more.

7. Redemption.  The Corporation may (as determined by a vote of the uninterested
   ----------
directors of the Corporation) redeem (and shall redeem simultaneously with a redemption of all of the Series A Convertible Preferred Stock and the Series B Preferred Stock pursuant to Section 5.9 of the Certificate of Incorporation) for cash all but not less than all of the Series E Convertible Preferred Stock on not less than 30 days written notice to the holders thereof, during the periods and at the prices set forth below, plus all accrued but unpaid dividends thereon; provided that no such redemption shall be permitted unless (x) at such time there exists an effective registration statement filed by the Corporation under the Securities Act of 1933, as amended, registering the resale of the shares of Common Stock to be received upon conversion of the Series E Convertible Preferred Stock and the Corporation is obligated to maintain the effectiveness thereof for at least 120 days after the proposed date or redemption and (y) if the redemption of Series E Convertible Preferred Stock does not meet the requirements of either Section 302(b)(2) or 302(b)(3) of the Internal Revenue Code of 1986, as amended, then to avoid such treatment, the Corporation shall offer to effect a redemption of Common Stock from the holders of Series E Convertible Preferred Stock or their designees, to the extent necessary to meet the requirements of either one of such Sections, at a purchase price equal to the Current Market Price on the date notice of redemption is given pursuant to this Section 7.

         Time Period                                Multiple of Conversion Price
         -----------                                ----------------------------

Prior to November 13, 2004                                    4x

November 13, 2004 through November 13, 2006                   4.5x

On or after November 13, 2006                                 5x

8.  Adjustment  of Face  Value.  In case  the  Corporation  shall  subdivide  or
    --------------------------
reclassify its outstanding Series E Convertible Preferred Stock into a greater number of shares or combine or reclassify its outstanding Series E Convertible Preferred Stock into a smaller number of shares, the Series E Face Value in effect immediately prior to such event shall be adjusted to reflect such increase or decrease. An adjustment made pursuant to this Section 8 shall become effective on the effective date of subdivision, combination or reclassification.

9. Future Issuance of Shares; Preemptive Rights.
   --------------------------------------------

     9.1 Offering  Notice.  Except for (i) capital  stock or options to purchase
         ----------------
capital stock of the Corporation which may be issued to employees, consultants or directors of the Corporation pursuant to a stock incentive plan or other employee benefit arrangement approved by the Board of Directors, (ii) a subdivision of the outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) capital stock issued as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreement or other similar non-financing transaction, (iv) capital stock issued as full or partial consideration for services, (v) capital stock issued in connection with a publicly registered offering, (vi) capital stock issued upon exercise, conversion or exchange of any Preferred Stock, options or warrants, or (vii) capital stock purchased by Quantum Industrial Partners LDC and SFM Domestic Investments LLC or their affiliates in the public market or from the Corporation, if the Corporation wishes to issue any shares of capital stock or any other securities convertible into or exchangeable for

                                                             Page 40 of 45 Pages


capital stock of the Corporation (collectively, "New Securities") to any Person (the "Subject Purchaser"), then the Corporation shall send written notice (the "New Issuance Notice") to the holders of the Series E Convertible Preferred Stock, which New Issuance Notice shall state (x) the number of New Securities proposed to be issued and (y) the proposed purchase price per share of the New Securities that the Corporation is willing to accept (the "Proposed Price").

     9.2 Preemptive Rights; Exercise.
         ---------------------------

          (a) For a period of ten (10) days after the giving of the New Issuance Notice as provided in Section 9.1, each initial holder of the Series E Convertible Preferred Stock or their permitted assigns pursuant to the Series E Purchase Agreement (each, a "Preemptive Rightholder") shall have the right to purchase up to its Proportionate Percentage (as hereinafter defined) of the New Securities at a purchase price equal to the Proposed Price and upon the terms and conditions set forth in the New Issuance Notice. Each Preemptive Rightholder shall have the right to purchase up to that percentage of the New Securities determined by dividing (a) a number equal to the number of shares of Common Stock into which the shares of Series E Convertible Preferred Stock then owned by such Preemptive Rightholder are convertible by (b) the total of (x) the number of shares of Common Stock then outstanding and (y) the number of shares of Common Stock into which all outstanding shares of Preferred Stock are convertible (the "Proportionate Percentage").

          (b) The right of each Preemptive Rightholder to purchase the New Securities under subsection (a) above shall be exercisable by delivering written notice of its exercise, prior to the expiration of the 10-day period referred to in subsection (a) above, to the Corporation, which notice shall state the amount of New Securities that the Preemptive Rightholder elects to purchase as provided in Section 9.2(a). The failure of a Preemptive Rightholder to respond within the 10-day period shall be deemed to be a waiver of the Preemptive Rightholder's rights under Section 9.2(a); provided that each Preemptive Rightholder may waive its, his or her rights under Section 9.2(a) prior to the expiration of the 10-day period by giving written notice to the Corporation.

          (c) If, following the expiration of the 10-day period referred to above, not all of the New Securities have been subscribed for by the Preemptive Rightholders, each Preemptive Rightholder shall have the option to increase that number of New Securities it has elected to purchase pursuant to Section 9.2(a) by a proportionate amount.

     9.3 Closing.  The closing of the purchase of New Securities  subscribed for
         -------
by the Preemptive Rightholders under this Section 9 shall be held at the same time and place as the closing of the New Securities subscribed for by the Subject Purchasers (the "Closing"). At the Closing, the Corporation shall deliver certificates representing the New Securities, and the New Securities shall be issued free and clear of all liens and the Corporation shall so represent and warrant, and further represent and warrant that the New Securities shall be, upon issuance of the New Securities to the Preemptive Rightholders and after payment for the New Securities, duly authorized, validly issued, fully paid and nonassessable by the Corporation. At the Closing, the Preemptive Rightholders purchasing the New Securities shall deliver payment in full in immediately available funds for the New Securities purchased by it, him or her. At the Closing, all of the parties to the transaction shall execute any additional documents that are otherwise necessary or appropriate.

     9.4 Sale to Subject  Purchaser.  The  Corporation  may sell to the  Subject
         --------------------------
Purchaser all of the New Securities not purchased by the Preemptive Rightholders on terms and conditions that are no more

                                                             Page 41 of 45 Pages


favorable to the Subject Purchaser than those set forth in the New Issuance Notice; provided, however, that the sale is bona fide and made pursuant to a contract entered into within four (4) months of the earlier to occur of (i) the waiver by the Preemptive Rightholders of their option to purchase the New Securities as provided in Section 9.2 and (ii) the expiration of the 10-day period referred to in Section 9.2. If such sale is not consummated within such four (4) month period for any reason, then the restrictions provided for in this
Section 9 shall again become effective, and no issuance and sale of New Securities may be made thereafter by the Corporation without again offering the New Securities in accordance with this Section 9. The closing of any issue and purchase contemplated by this Section 9.4 shall be held at the time and place as the parties to the transaction may agree.

10.  Transactions.  In case of any merger or consolidation of the Corporation or
     ------------
any capital reorganization, reclassification or other change of outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value) (each, a "Transaction"), the Corporation shall execute and deliver to each holder of Series E Convertible Preferred Stock at least twenty (20) business days prior to effecting such Transaction a certificate stating that the holder of each share of Series E Convertible Preferred Stock shall have the right to receive in such Transaction, in exchange for each share of Series E Convertible Preferred Stock, a security identical to (and not less favorable than) the Series E Convertible Preferred Stock, and provision shall be made therefor in the agreement, if any, relating to such Transaction. Any certificate delivered pursuant to this Section 10 shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 6 hereof. The provisions of this Section 10 and any equivalent thereof in any such certificate similarly shall apply to successive transactions.

                  [Remainder of page intentionally left blank.]

                                                             Page 42 of 45 Pages


IN  WITNESS   WHEREOF,   the  undersigned  has  executed  this   Certificate  of
Designations this 20th day of May, 2003.



                                        BLUEFLY, INC.


                                        By:
                                                ------------------------------
                                        Name:   Jonathan B. Morris
                                        Title:  Executive Vice President

                                                             Page 43 of 45 Pages


                                   EXHIBIT VVV

                               WAIVER AND CONSENT
                                OF THE HOLDERS OF
                      SERIES A CONVERTIBLE PREFERRED STOCK,
                      SERIES B CONVERTIBLE PREFERRED STOCK,
                      SERIES C CONVERTIBLE PREFERRED STOCK
                                       AND
                      SERIES D CONVERTIBLE PREFERRED STOCK
                                OF BLUEFLY, INC.

          The undersigned, constituting the holders of all of the issued and outstanding shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock"), the Series B Convertible Preferred Stock (the "Series B
Preferred Stock"), the Series C Convertible Preferred Stock (the "Series C Preferred Stock") and the Series D Convertible Preferred Stock (the "Series D Preferred Stock") of Bluefly, Inc., a Delaware corporation (the "Corporation"), hereby covenant and agree as follows and adopt the following resolutions pursuant to Section 228 of the General Corporation Law of the State of Delaware in lieu of holding meetings of the holders of Series A Preferred Stock (the "Series A Preferred Stockholders"), the holders of Series B Preferred Stock (the "Series B Preferred Stockholders"), the holders of Series C Preferred Stock (the "Series C Preferred Stockholders") and the holders of the Series D Preferred Stock (the "Series D Preferred Stockholders"), and direct that this waiver and consent be filed with the minutes of the Corporation:

     WHEREAS, the Corporation desires to issue and sell to Quantum Industrial Partners LDC and SFM Domestic Investments LLC (collectively, the "Investors"), pursuant to a Series E Preferred Stock Purchase Agreement substantially in the form attached hereto as Exhibit A (the "Series E Preferred Stock Purchase Agreement") for an aggregate purchase price of $1,000,000, an aggregate of 1,000 shares (the "Shares") of newly-designated Series E Convertible Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock"), having the rights and preferences set forth in the Certificate of Designations of Series E Preferred Stock attached hereto as Exhibit B;

     WHEREAS, Sections 5.5.1 and 5.6.1 of the Corporation's certificate of incorporation (the "Certificate of Incorporation") provide that, without the approval of the holders of a majority of each of the Series A Preferred Stock and Series B Preferred Stock, voting separately as a class, the Corporation shall not, among other things, issue or sell securities of the Corporation;

     WHEREAS, Section 5.1 of the Certificate of Designations relating to the Series C Preferred Stock (the "Series C Certificate of Designations") provides that, without the approval of the holders of a majority of the Series C Preferred Stock, voting separately as a class, the Corporation shall not, among other things, issue or sell securities of the Corporation;

                                                             Page 44 of 45 Pages


     WHEREAS, Section 5.1 of the Certificate of Designations relating to the Series D Preferred Stock (the "Series D Certificate of Designations") provides that, without the approval of the holders of a majority of the Series D Preferred Stock, voting separately as a class, the Corporation shall not, among other things, issue or sell securities of the Corporation;

     WHEREAS, Section 5.11 of the Certificate of Incorporation provides certain preemptive rights to the Series A Preferred Stockholders and Series B Preferred Stockholders with respect to certain proposed issuances of securities of the Corporation;

     WHEREAS, Section 9 of the Series C Certificate of Designations provides certain preemptive rights to the Series C Preferred Stockholders with respect to certain proposed issuances of securities of the Corporation; and

     WHEREAS, Section 9 of the Series D Certificate of Designations provides certain preemptive rights to the Series D Preferred Stockholders with respect to certain proposed issuances of securities of the Corporation.

NOW, THEREFORE, BE IT:

     RESOLVED, that (1) the designation of the Series E Preferred Stock, (2) the issuance and sale to the Investors, pursuant to the Series E Preferred Stock Purchase Agreement, of the Shares and (3) the issuance of shares of Common Stock upon the conversion of the Shares are each hereby approved in all respects; and it is further

     RESOLVED, that the preemptive rights granted to the Series A Preferred Stockholders and Series B Preferred Stockholders pursuant to Section 5.11 of the Certificate of Incorporation, the preemptive rights granted to the Series C Preferred Stockholders pursuant to Section 9 of the Series C Certificate of Designations, and the preemptive rights granted to the Series D Preferred Stockholders pursuant to Section 9 of the Series D Certificate of Designations are hereby waived with respect to (1) the issuance and sale of the Shares to the Investors pursuant to the Series E Preferred Stock Purchase Agreement and (2) the issuance of shares of Common Stock upon the conversion of the Shares; and it is further

     RESOLVED, that this waiver and consent may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall be deemed one and the same instrument.

                                                             Page 45 of 45 Pages


IN WITNESS WHEREOF, the undersigned have caused this waiver and consent to be executed as of this ____ day of May, 2003.

                                        QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:
                                                ------------------------------
                                        Name:
                                        Title:



                                        SFM DOMESTIC INVESTMENTS LLC


                                        By:
                                                ------------------------------
                                        Name:
                                        Title: